Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated November 18, 2011
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009 and
Underlying Supplement no. 3 dated October 22, 2010)

HSBC USA Inc.

Bearish Buffered Accelerated Market Participation Securities™ ("AMPS")

▸ **$8,992,000 Bearish Buffered AMPS™ linked to a weighted basket of indices consisting of the S&P MidCap 400® Index and the Russell 2000® Index**

▸ **2-year maturity**

▸ **Potential gain of 2x on any negative return in the reference asset, subject to a maximum return**

▸ **Protection from the first 15% of any positive return in the reference asset, subject to the credit risk of HSBC USA Inc.**

The Bearish Buffered Accelerated Market Participation Securities™ ("AMPS" or, each a "security") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc. The AMPS will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and page US-3 of the accompanying underlying supplement no. 3.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000	$0	$1,000
Total	$8,992,000	$0	$8,992,000

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement.

HSBC ◆

HSBC USA Inc.
Bearish Buffered Accelerated Market Participation Securities™ (AMPS)

Linked to a weighted basket consisting of the S&P MidCap 400® Index and the Russell 2000® Index

The offering of securities has the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or underlying supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is positive, lose up to 85% of your principal, subject to the credit risk of HSBC USA Inc.**

This pricing supplement relates to an offering of securities linked to the performance of a weighted basket (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The underlying basket consisting of two indices (each a "Reference Asset Component"), as indicated below

Reference Asset	Reference Asset Components	Downside Participation Rate	Maximum Cap	CUSIP/ISIN
MID/RTY Basket:	S&P MidCap 400® Index ("MID") Russell 2000® Index ("RTY")	200%	26.50%	4042K1SS3 / US4042K1SS33

Trade Date:	November 18, 2011
Pricing Date:	November 18, 2011
Settlement Date:	November 23, 2011
Final Valuation Date:	November 18, 2013. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be November 21, 2013. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Component Weighting:	With respect to the MID, 60%, and with respect to the RTY, 40%.

Final Settlement Value:

If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × the absolute value of the Reference Return × Downside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

Under these circumstances, you will gain 2% on your investment in the securities for each 1% that the Reference Return is below zero, subject to the Maximum Cap. *You should be aware that you will only receive a positive return on your securities if the Final Value has declined from the Initial Value. In such case, the Reference Return will be* _negative_.

If the Reference Return is greater than or equal to zero but less than or equal to the Buffer Value, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

If the Reference Return is greater than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 – [$1,000 × (Reference Return – 15%)].

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each 1% that the Reference Return is above the Buffer Value. For example, if the Reference Return is 25%, you will suffer a 10% loss and receive 90% of the Principal Amount. *You should be aware that if the Reference Return is* _greater_ *than the Buffer Value, you may lose up to 85% of your investment subject to the credit risk of HSBC USA Inc.*

Reference Return:

The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Buffer Value:	15%
Initial Value:	100
Final Value:	The Closing Value on the Final Valuation Date.
Closing Value:	On any scheduled trading day, the Reference Asset Closing Value will be calculated as follows:
	100 × [1 + (sum of the Reference Asset Component Return multiplied by the respective Component Weighting for each Reference Asset Component)]
	Each of the Reference Asset Component Returns set forth in the formula above refers to the return for the Reference Asset Component, which reflects the performance of the Reference Asset Component, expressed as the percentage change from the Initial Component Value of that Reference Asset Component to the Final Component Value of that Reference Asset Component.
Initial Component Value:	With respect to the MID, 861.04 and with respect to the RTY, 719.42, in each case the Official Closing Value (as defined below) of the respective Reference Asset Component as determined by the calculation agent on the Pricing Date.
Final Component Value:	With respect to each Reference Asset Component, the Official Closing Value of the respective Reference Asset Component on the Final Valuation Date.
Official Closing Value:	With respect to each Reference Asset Component, the Official Closing Value on any scheduled trading day will be determined by the calculation agent based upon the closing level of such index displayed on the relevant Bloomberg Professional® service page (with respect to the MID, "MID <Index>", and with respect to the RTY, "RTY <Index>") or, for each Reference Asset Component, any successor page on Bloomberg Professional® service or any successor service, as applicable.
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to an offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the underlying supplement no. 3 dated October 22, 2010. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or underlying supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and page US3-1 of underlying supplement no. 3, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the underlying supplement no. 3) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and the underlying supplement no. 3 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × the absolute value of the Reference Return × Downside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

Under these circumstances, you will gain 2% on your investment in the securities for each 1% that the Reference Return is below zero, subject to the Maximum Cap. *You should be aware that you will only receive a positive return on your securities if the Final Value has declined from the Initial Value. In such case, the Reference Return will be <u>negative</u>.*

If the Reference Return is greater than or equal to zero but less than or equal to the Buffer Value, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

If the Reference Return is greater than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 – [$1,000 × (Reference Return - 15%)].

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each 1% that the Reference Return is above the Buffer Value. For example, if the Reference Return is 25%, you will suffer a 10% loss and receive 90% of the Principal Amount. *You should be aware that if the Reference Return is <u>greater</u> than the Buffer Value, you may lose up to 85% of your investment subject to the credit risk of HSBC USA Inc.*

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

With respect to the MID, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. is the reference sponsor. With respect to the RTY, Russell Investment Group is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential negative performance of the Reference Asset up to the Maximum Cap and you believe the value of the Reference Asset will decrease over the term of the securities.
- You are willing to invest in the securities based on the Maximum Cap of 26.50%, which may limit your return at maturity.
- You are willing to make an investment that is exposed to a loss of 1% of your Principal Amount for each 1% that the Reference Return is greater than 15%.
- You do not prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the securities to maturity.
- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You believe the Reference Return will be positive on the Final Valuation Date or that the Reference Return will not be sufficiently negative to provide you with your desired return.
- You are unwilling to invest in the securities based on the Maximum Cap of 26.50%, which may limit your return at maturity.
- You are unwilling to make an investment that is exposed to a loss of 1% of your Principal Amount for each 1% that the Reference Return is greater than 15%.
- You seek an investment that provides a full return of principal.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid on any stocks comprising the Reference Asset.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the securities to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page US3-1 of the underlying supplement no. 3. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and the underlying supplement no. 3, including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement

▶ "— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset" in the prospectus supplement; and

▶ "— There are Risks Associated With Small-Capitalization Stocks" in underlying supplement no. 3.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to any increase in the Final Value as compared to the Initial Value beyond the Buffer Value of 15%. Accordingly, if the Reference Return is greater than 15%, your Payment at Maturity will be less than the Principal Amount of your securities. You may lose up to 85% of your investment at maturity if the Reference Return is positive.

Your return on the securities is limited by the Maximum Cap.

You will not participate in any decrease in the value of the Reference Asset (as magnified by the Downside Participation Rate) beyond the Maximum Cap of 26.50%. You will not receive a return on the securities greater than the Maximum Cap.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive periodic interest payments.

No interest or dividend payments or voting rights.

As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising the Reference Asset Components or the Reference Asset Components themselves would have.

Changes in the values of the Reference Asset Components may offset each other.

Movements in the values of the Reference Asset Components may not correlate with each other. At a time when the value of one of the Reference Asset Components decreases, the value of the other Reference Asset Component may not decrease as much or may even increase. Therefore, in calculating the Final Value and therefore the Reference Return and Final Settlement Value, a decrease in the value of one of the Reference Asset Components may be moderated, or more than offset, by a lesser decrease or increase in the value of the other Reference Asset Component. As a result, the Final Settlement Value may be adversely affected even if the value of one of the Reference Asset Components decreases during the term of the securities. Furthermore, because the Component Weighting of the MID is greater than the Component Weighting of the RTY that makes up the Reference Asset, positive performance of the MID will have a disproportionately large negative impact on the Final Settlement Value.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the value of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the value of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of its Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The securities will yield a return only if the Reference Return is negative.

The securities will yield a return only if the Final Value is less than the Initial Value (a negative Reference Return). Your return on the securities will increase the more the Reference Return decreases, but will be capped at the Maximum Cap. You will not participate in any appreciation of the Reference Asset, and any increases in the level of the Reference Asset will adversely affect your return on, and the market value of, the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to the Initial Value. We cannot predict the Final Value of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset to which your securities are linked or the return on your securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples reflect the following:

▸ Principal Amount: $1,000

▸ Downside Participation Rate: 200%

▸ Maximum Cap: 26.50%

Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
100.00%	$150.00	-85.00%
80.00%	$350.00	-65.00%
60.00%	$550.00	-45.00%
40.00%	$750.00	-25.00%
20.00%	$950.00	-5.00%
15.00%	$1,000.00	0.00%
10.00%	$1,000.00	0.00%
5.00%	$1,000.00	0.00%
2.00%	$1,000.00	0.00%
1.00%	$1,000.00	0.00%
0.00%	**$1,000.00**	**0.00%**
-1.00%	$1,020.00	2.00%
-2.00%	$1,040.00	4.00%
-5.00%	$1,100.00	10.00%
-10.00%	$1,200.00	20.00%
-13.25%	$1,265.00	26.50%
-20.00%	$1,265.00	26.50%
-40.00%	$1,265.00	26.50%
-60.00%	$1,265.00	26.50%
-80.00%	$1,265.00	26.50%
-100.00%	$1,265.00	26.50%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Reference Return is -2.00%.

Reference Return:	-2.00%
Final Settlement Value:	**$1,040.00**

Because the Reference Return is negative, and the absolute value of such Reference Return multiplied by the Downside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,040.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × the absolute value of the Reference Return × Downside Participation Rate)

$$= \$1{,}000 + (\$1{,}000 \times 2.00\% \times 200\%)$$

$$= \$1{,}040.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the absolute value of the Reference Return multiplied by 200% when such Reference Return is negative and if the absolute value of such Reference Return multiplied by 200% is less than or equal to the Maximum Cap.

Example 2: The Reference Return is -20.00%.

Reference Return:	-20.00%
Final Settlement Value:	**$1,265.00**

Because the Reference Return is negative, and the absolute value of such Reference Return multiplied by the Downside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,265.00 per $1,000 Principal Amount of securities, the maximum payment on the securities, calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{Maximum Cap})$$

$$= \$1{,}000 + (\$1{,}000 \times 26.50\%)$$

$$= \$1{,}265.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is negative and if the absolute value of such Reference Return multiplied by 200% exceeds the Maximum Cap.

Example 3: The Reference Return is 5.00%.

Reference Return:	5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is positive but less than the Buffer Value, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of securities (a zero return).

Example 3 shows that you will receive the return of your principal investment when the Reference Asset appreciates by no more than 15% over the term of the securities.

Example 4: The Reference Return is 40.00%.

Reference Return:	40.00%
Final Settlement Value:	**$750.00**

Because the Reference Return is greater than the Buffer Value of 15%, the Final Settlement Value would be $750.00 per $1,000 Principal Amount of securities, calculated as follows:

$$\$1{,}000 - [\$1{,}000 \times (\text{Reference Return} - 15\%)]$$

$$= \$1{,}000 - [\$1{,}000 \times (40.00\% - 15\%)]$$

$$= \$750.00$$

Example 4 shows that you are exposed to a 1% loss of your Principal Amount for each 1% that the Reference Return is greater than the Buffer Value. YOU MAY LOSE UP TO 85% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the MID

General

HSBC has derived all information relating to the MID, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the MID at any time. The consequences of S&P discontinuing the MID are discussed in the accompanying underlying supplement no. 3.

S&P publishes the MID

The MID is comprised of 400 companies with mid-sized market capitalizations ranging from $850 million to $3.8 billion and covers over 7% of the United States equities market. The calculation of the value of the MID (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 400 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. Historically, the "Market Value" of any S&P component stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P component stock. As discussed below, during March 2005, S&P began to use a new methodology to calculate the Market Value of the S&P component stocks and S&P completed its transition to the new calculation methodology during September 2005.

S&P chooses companies for inclusion in the MID with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the MID to achieve the objectives stated above.

Computation of the MID

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the MID to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the MID was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the MID (i.e., its Market Value). Currently, S&P calculates the MID based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the MID is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the MID reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the U.S. or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the "Divisor"). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this document, the MID is calculated using a base-weighted aggregate methodology: the level of the MID reflects the total Market Value of all the component stocks relative to the MID base date of June 28, 1991. The daily calculation of the MID is computed by dividing the Market Value of the MID component stocks by the Divisor.

The MID maintenance includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in index values is maintained by adjusting the Divisor for all changes in the MID constituents' share capital after the base date of June 28, 1991 with the index value as of the base date set at 100. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the MID from changing due to corporate actions, all corporate actions which affect the total Market Value of the MID require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the MID remains constant. This helps maintain the level of the MID as an accurate barometer of stock market performance and ensures that the movement of the MID does not reflect the corporate actions of individual companies in the MID. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the MID. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the MID and do not require Divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (*i.e.*, the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the MID, no company removed from the MID.	No
Spin-off	Spun-off company added to the MID, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value.	Yes

Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the MID component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the MID (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the MID maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the MID. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the MID are updated as required by any changes in the number of shares outstanding and then the index divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

License Agreement with S&P

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the MID to track general stock market performance. S&P's and its third party licensor's only relationship to HSBC USA Inc. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the MID which is determined, composed and calculated by S&P or its third party licensors without regard to HSBC USA Inc. or the Securities. S&P and its third party licensors have no obligation to take the needs of HSBC USA Inc. or the owners of the Securities into consideration in determining, composing or calculating the SPX. Neither S&P nor its third party licensors is responsible for or has participated in the determination of the prices and amount of the Securities or the timing of the issuance or sale of the Securities or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities.

NEITHER STANDARD & POOR'S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR'S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR'S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH

DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's[®]", "S&P[®]" and "S&P MidCap 400[®]" are trademarks of Standard and Poor's and have been licensed for use by HSBC USA Inc.

Historical Performance of the MID

The following graph sets forth the historical performance of the MID based on the daily historical closing levels from November 20, 2006 to November 18, 2011 as reported on Bloomberg Professional[®] service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional[®] service. The historical levels of the MID should not be taken as an indication of future performance.



Source: Bloomberg Professional[®] service

The closing level of the MID on November 18, 2011 was 861.04.

Description of the RTY

RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and RTY consists of the smallest 2,000 companies included in the Russell 3000[®] Index. The Russell 3000[®] Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of October 31, 2011 were: Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care.

For more information about the RTY, see "The Russell 2000[®] Index" on page US3-8 of the accompanying underlying supplement no. 3.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from November 20, 2006 through November 18, 2011. The closing level for the RTY on November 18, 2011 was 719.42. We obtained the closing levels below from Bloomberg Professional[®] service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional[®] service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on the Final Valuation Date.

The MID/RTY Basket

The following graph illustrates the hypothetical daily historical performance of the MID/RTY Basket from November 20, 2006 through November 18, 2011 based on information from Bloomberg Professional® service, if the level of the Basket was made to equal 100 on November 20, 2006. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Reference Asset Components and (ii) the assumption that no adjustment to the Official Closing Value occurred from November 20, 2006 through November 18, 2011 for any Reference Asset Component. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Reference Asset Components should be taken as indications of future performance.

We cannot give you assurance that the performance of the Basket will result in the return of your initial investment. You may lose up to 85% of your investment.



FINAL VALUATION DATE AND MATURITY DATE

The first paragraph of the section entitled "Valuation Dates" in the accompanying underlying supplement no. 3 will be replaced with the following paragraph:

If the Final Valuation Date is not a scheduled trading day for any Reference Asset Component, then the Final Valuation Date for such Reference Asset Component will be the next succeeding day that is a scheduled trading day (as defined in the underlying supplement) for such Reference Asset Component. For each Reference Asset Component, the calculation agent will determine whether a market disruption event (as defined in the underlying supplement) exists on the Final Valuation Date with respect to such Reference Asset Component independent from the other Reference Asset Component; therefore a market disruption event may exist for one Reference Asset Component and not exist for the other Reference Asset Component. If a market disruption event exists for a Reference Asset Component on the Final Valuation Date, then the Final Valuation Date for such Reference Asset Component will be the next scheduled trading day for which there is no market disruption event for such Reference Asset Component. If such market disruption event continues for five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be the Final Valuation Date for such Reference Asset Component, and the Final Component Value with respect to such Reference Asset Component will be determined by means of the formula for and method of calculating such index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock or other security included in such index (or if an event giving rise to a market disruption event has occurred with respect to a stock or other security in such index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock or other security). For the avoidance of doubt, if no market disruption event exists with respect to a Reference Asset Component on the originally scheduled Final Valuation Date, the determination of such Reference Asset Component's Final Component Value will be made on the originally scheduled Final Valuation Date, irrespective of the existence of a market disruption event with respect to the other Reference Asset Component. If the Final Valuation Date for any Reference Asset Component is postponed, then the Maturity Date will also be postponed by the same number of business days and no interest will be paid in respect of such postponement.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement. In such a case, the third scheduled trading day for both of the Reference Asset Components immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Asset Component Return for each Reference Asset Component. If a market disruption event exists with respect to a Reference Asset Component on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the offering price set forth on the cover page of this pricing supplement. Fee based accounts purchasing the securities will pay a purchase price of $1,000 per security, and the agent with respect to sales made to such accounts will forgo any fees.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as an executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a security as an executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$8,992,000 Bearish Buffered Accelerated Market Participation Securities

November 18, 2011

PRICING SUPPLEMENT